ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 29, 2016	William M. Beaudoin
T +1 617 854 2337
william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 154 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 2, 2016, relating to AMG GW&K Small Cap Core Fund and AMG GW&K Small Cap Growth Fund (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the prospectus for each of the Funds (each, a “Prospectus” and collectively, the “Prospectuses”).

General

1.         Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 154. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Funds to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

Global Comments in the Prospectuses

2.         Comment: In the “Principal Investment Strategies” disclosure, please explain supplementally why it is appropriate for each Fund to consider “those [companies] with a market capitalization of less than $5 billion at the time of purchase” small-capitalization companies. As provided in Question 6 to the Rule 35d-1 FAQs, please consider pertinent references to industry indices, classifications used by mutual fund ratings organizations and definitions used in financial publications.

Response: The Trust believes that its definition of small-capitalization companies is reasonable. For example, the Trust notes that the market capitalization range, as of March 31, 2016, for the S&P SmallCap 600 Index, a widely used benchmark for tracking small-cap stock performance, was approximately $42.8 million to $4.9 billion. The Trust also notes that several prominent small cap funds in other fund complexes use a market capitalization range of up to $5.0 billion in defining small cap companies.

3.         Comment: In the “Principal Investment Strategies” disclosure, the existing disclosure for each Fund provides that, “[t]he Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold.” Please add clarifying disclosure that each Fund may not purchase any more securities of such company after it appreciates above the small-capitalization threshold.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). The “Principal Investment Strategies” section of the Prospectus for each Fund provides that the Fund “invests at least 80% of its net assets” in small-capitalization companies, may continue to hold securities of a portfolio company that “subsequently appreciates above the small-capitalization threshold” and, further, defines small-capitalization by means of a range “at the time of purchase or otherwise within the range of capitalizations of companies in the Russell 2000 Index” in the case of the AMG GW&K Small Cap Core Fund, and the “Russell 2000 Growth Index” in the case of the AMG GW&K Small Cap Growth Fund (Emphasis added). Rule 35d-1(b) under the 1940 Act provides that the requirements apply at the time a Fund invests its assets, and that in the event a Fund no longer satisfies the applicable requirements, while the Fund’s future investments must be made in a manner that will bring the Fund into compliance, no repositioning of existing assets is required. The Trust believes that its existing disclosure is consistent with Rule 35d-1 because the existing disclosure makes clear that the inclusion of an investment in the 80% bucket applies at the time of purchase.

4.         Comment: Please confirm that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of their respective Fund.

Response: The Trust confirms that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of their respective Fund, and notes that such disclosure appears in the “Fund Management” section of each Prospectus.

5.         Comment: Please explain if the administration and shareholder servicing fee of up to 0.25% of each Fund’s average daily net assets per annum is for all share classes and if it is included in the “Other Expenses” row for each Fund’s Annual Fund Operating Expenses Table.

Response: The Trust confirms that the administration and shareholder servicing fee of up to 0.25% of each Fund’s average daily net assets per annum applies to the Fund as a whole and that it is included in the “Other Expenses” row for each Fund’s Annual Fund Operating Expenses Table.

6.         Comment: The Staff notes that both of AMG GW&K Small Cap Core Fund and AMG GW&K Small Cap Growth Fund appear to have the same principal investment strategy, with the exception being the number of stocks that each Fund ordinarily invests in. Please supplementally explain the differences between the two funds.

Response: The Trust notes that AMG GW&K Small Cap Growth Fund has a growth-orientated investment strategy and invests in growth stocks, while AMG GW&K Small Cap Core Fund invests in both growth and value stocks. The “Principal Investment Strategies” disclosure of AMG GW&K Small Cap Growth Fund states that the Fund invests in “an unrestricted opportunity set, pursuing quality companies with growth oriented characteristics,” whereas the “Principal Investment Strategies” disclosure of AMG GW&K Small Cap Core Fund states that the Fund invests in “an unrestricted opportunity set, pursuing quality companies with either growth- or value-oriented characteristics” (emphasis added).

Statement of Additional Information

7.         Comment: The Staff notes that the “Additional Investment Policies” section states that “[e]ach Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Each Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Funds too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires a Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by each Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by each Fund, the Funds also include the above-referenced disclosure to inform shareholders that each Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.